Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225219

Dated March 4, 2020

WASTE CONNECTIONS, INC.

Pricing Term Sheet

Issuer:	Waste Connections, Inc.
Title of Securities	3.050% Senior Notes due 2050
Principal Amount:	$500,000,000
Maturity Date:	April 1, 2050
Coupon:	3.050%
Public Offering Price:	98.525% of face amount
Yield to Maturity:	3.126%
Benchmark Treasury:	2.375% UST due November 15, 2049
Benchmark Treasury Price and Yield:	117-19 and 1.626%
Spread to Benchmark Treasury:	+150 bps
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2020

Optional Redemption:
Make-Whole Call:

Redeemable at any time prior to October 1, 2049 (the “Par Call Date”) at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on the Notes redeemed (assuming that such Notes matured on the Par Call Date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate of 25 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Par Call:	Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Trade Date:

March 4, 2020. Delivery of the Notes is expected to be made against payment for the Notes on March 13, 2020, which will be the seventh business day following the date hereof (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.

Settlement:	T+7; March 13, 2020
CUSIP:	94106BAB7
ISIN:	US94106BAB71
Ratings (Moody’s/S&P/Fitch)*:	Baa2 (Stable) / BBB+ (Stable) / BBB+ (Stable)
Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

CIBC World Markets Corp.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

BBVA Securities Inc.

Co-Managers:	U.S. Bancorp Investments, Inc. TD Securities (USA) LLC SunTrust Robinson Humphrey, Inc. Scotia Capital (USA) Inc. Citizens Capital Markets, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Updates to Preliminary Prospectus Supplement

Capitalization

As of December 31, 2019, on an as further adjusted basis (as described under “Capitalization” in the Preliminary Prospectus Supplement), we would have had (in thousands of U.S. dollars) cash and equivalents of $513,664, revolver borrowings of $71,247, term loan borrowings of $650,000, total long-term debt and notes payable of $4,580,885 and total capitalization of $11,519,239.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement, dated March 4, 2020 (the “Preliminary Prospectus Supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan collect at 1-212-834-4533, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.